Exhibit 99.1

Rezolve Ai Strengthens Leadership Team to Accelerate Global Growth, Operational Scale, and AI Innovation

New structure positions Rezolve AI for sustained profitability, global expansion, and execution at scale

New York – October 22, 2025 – Rezolve Ai (NASDAQ: RZLV), a leader in proprietary AI-powered commerce solutions and a partner of Microsoft, Google and Tether, today announced a series of senior management changes designed to sharpen operational execution, accelerate global revenue growth, and strengthen the company’s leadership in artificial intelligence and digital commerce.

Daniel M. Wagner, Founder and CEO of Rezolve Ai, commented:

“Rezolve is entering its most exciting chapter yet. These leadership appointments align our organization for scale, discipline, and innovation as we continue to deliver against our growth ambitions. Each of these leaders brings proven capability and deep experience together they make Rezolve stronger, faster, and more focused than ever.”

Finance & Operations: Building for Efficiency and Scale

Arthur Yao – Chief Operating and Financial Officer (COFO)

Arthur expands his role to oversee both operations and finance globally. He has already driven major efficiencies across Rezolve’s business, and this expanded mandate unites operational discipline and financial stewardship under one framework. Arthur’s leadership will ensure Rezolve scales profitably with rigorous controls and a focus on sustained value creation.

Richard Burchill – Group Finance Director

Richard will continue to play a pivotal role in driving Rezolve’s financial performance, reporting, and planning. His experience and continuity are central to maintaining the company’s financial integrity and transparency as Rezolve grows across multiple markets and business lines.

Sales & Growth: Accelerating Global Revenue Momentum

Crispin Lowery – Chief Revenue Officer (CRO)

Crispin takes on responsibility for building a world-class global sales organization. With a mandate to energize regional teams, expand enterprise reach, and strengthen partnerships, he will drive the next phase of Rezolve’s revenue acceleration. His leadership will focus on establishing a unified go-to-market structure and delivering predictable, recurring growth across all regions.

Roland Gossage – Chief Growth Officer (CGO)

Roland transitions into a new role that broadens his impact across both product and growth strategy. As CGO, he will bridge innovation and market opportunity ensuring that Rezolve’s AI-commerce products evolve in lockstep with customer needs. This appointment gives Roland a wider canvas to connect product development directly to commercial success.

Technology & AI: Deepening Leadership in Innovation

Salman Ahmed – Chief Scientist
Salman will now dedicate his focus to leading Rezolve’s AI Lab and establishing the AI Academy, advancing Rezolve’s proprietary research and building the internal capabilities to keep the company at the forefront of applied AI. Working in close collaboration with Sauvik Banerjjee, Chief Digital Officer, Salman will drive the unification of Rezolve’s AI, technology, and digital operations ensuring that innovation moves seamlessly from the lab to large-scale commercial deployment.

Positioned for the Next Phase of Growth

These changes come at a time of significant momentum for Rezolve Ai, following recent strategic acquisitions that have expanded the company’s data and payments infrastructure. The strengthened leadership team is designed to accelerate Rezolve’s evolution into a globally scaled, AI-powered commerce platform.

“We have never been better positioned to execute,” Wagner added. “With Arthur, Richard, Crispin, Roland, Salman, and Sauvik leading their respective disciplines, Rezolve now has the executive firepower to deliver operational excellence, sustained growth, and category-defining innovation.”

ENDS

About Rezolve Ai

Rezolve Ai (NASDAQ: RZLV) is an industry leader in AI-powered solutions, specializing in enhancing customer engagement, operational efficiency, and revenue growth. The Brain Suite is the world’s first enterprise AI platform built for Agentic Commerce, delivering advanced tools that harness artificial intelligence to power search, transact, fulfill, and personalize at global scale. For more information, visit www.rezolve.com.

Media Contact

Rezolve Ai
Urmee Khan - Global Head of Communications
urmeekhan@rezolve.com
+44 7576 094 040

investors@rezolve.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1996. The actual results of Rezolve AI plc (“Rezolve”) may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Rezolve’s expectations with respect to anticipated annual recurring revenue. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Rezolve’s Annual Report on Form 20-F and its subsequent filings made with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Rezolve’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) changes in applicable laws or regulations; and (3) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Except as required by applicable law, Rezolve does not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise.